Press Release

SOURCE: Neptune Technologies & Bioressources Inc.

 Neptune Technologies & Bioressources Inc., Hires

Cynthia Jasper as National Sales Director, USA.

Laval Quebec CANADA, November 3, 2005 – Neptune Technologies and Bioressources (NTB: TSX-V) is pleased to announce that Ms. Cynthia Jasper has joined the company in the new position of Director of National Sales for the United States market.  Ms. Jasper will be involved in all aspects of the sales cycle, including business development, branding and customer relations.  Ms. Jasper will be based in California and her role is national in scope.

“I am confident that Ms. Jasper’s considerable experience will be an invaluable asset in this next stage of our growth at Neptune Technologies & Bioressources Inc.,” says Tina Sampalis, M.D., Ph.D., Vice President, Research/Business & Development at Neptune.  “Ms. Jasper’s proven ability to develop new business and maintain customer satisfaction in our industry, will help us expand our presence in the U.S. Market,” added Tina Sampalis.

Ms. Jasper brings over 18 years of experience in professional sales in the nutraceutical, cosmeceutical and functional foods industries, with expertise in business development and the ability to develop key client programs, identifying new markets and increasing brand awareness.

This press release is available on the Company's on-line Investor Relations HUB for investor commentary, feedback and questions. Investors are invited to visit http://www.agoracom.com/ir/neptune to post questions and receive answers. Investors are also invited to e-mail any questions regarding the Company directly to NTB@AGORAcom.com Potential investors may also use this address to request being added to the Neptune Technologies investor e-mail list.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts. Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

FORWARD-LOOKING STATEMENTS:

Except for statements of historical fact, all statements in this news release - including, without limitation, statements regarding forecasts, plans and objectives of Neptune Technologies & Bioressources Inc. - are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

The stock Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this news release.

Corporate Inquiries

Henri Harland

henrih@neptunebiotech.com

President & C.E.O.

Investor Relations:

AGORA Investor Relations

http://www.agoracom.com/IR/Neptune

NTB@agoracom.com

Serge Comeau

sergec@neptunebiotech.com

Director, Investor Relations